EXHIBIT 99.1
                                                                    ------------









COMPANY CONTACT:                                  INVESTOR RELATIONS CONTACT:
CPAC, Inc. (www.cpac-fuller.com)                  Makovsky & Company Inc.
Wendy F. Clay, VP Administration,                 John D. Lovallo, SVP,
   716-382-2339                                      212-508-9641
Kate T. Kreger, Dir. Corp. Comm.,                 Eugene Marbach, VP,
   716-382-2330                                      212-508-9645


                CPAC ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS



LEICESTER, NEW YORK, OCTOBER 13, 1998 - CPAC, Inc. (Nasdaq NNM: CPAK) today announced that effective immediately, John C. Burton, Ph.D has been named Director Emeritus of the CPAC Board of Directors. At the same time, CPAC announced that Thomas J. Weldgen, CPAC Vice President, Finance and Chief Financial Officer, has been elected to the Board of Directors.

As Director Emeritus, Dr. Burton will serve the corporation as a consultant on SEC and compensation issues, as well as such corporate projects as his experience dictates. He has been a member of the CPAC Board since 1991 and served as Chairman of the Audit Committee during that time. In honor of his significant contributions to the accounting profession in the twentieth century, Dr. Burton was recently elected to the Accounting Hall of Fame as only the fifty-ninth member since its founding in 1950. A retired Dean and Ernst and Young Professor of Accounting and Finance in the Graduate School of Business at Columbia University, Dr. Burton has served on numerous boards during his career.

Thomas N. Hendrickson, CPAC, Inc. Chief Executive Officer, said, "Dr. Burton has actively assisted CPAC through its most aggressive growth period. We have benefited greatly from his counsel regarding our acquisition program as well as his input on strategic financial decisions. We are very fortunate that he will continue to be available for ongoing counsel and financial direction."

                                                                  More_more_more


<PAGE 36>

New Board member Thomas J. Weldgen joined CPAC in 1992 as Chief Financial Officer and is responsible for all financial transactions for the corporation. During his tenure with the Company, Mr. Weldgen has successfully overseen the fiscal growth of CPAC, including four acquisitions, a major license agreement, and quadrupling of sales and profits. He was named Vice President, Finance, in April 1998.

"Mr. Weldgen has led us through many successful transactions to expand CPAC's global presence, and has actively promoted the Company within the financial markets," said Mr. Hendrickson. "He will be a valuable addition to our Board."

CPAC, Inc. is an acquirer, developer and licensee of brand names in the Cleaning and Personal Care, and Imaging markets. CPAC owns The Fuller Brush Company in Great Bend, Kansas, as well as five imaging chemical facilities in the U.S. and Europe. Shares are traded over the Nasdaq National Market System under the ticker symbol "CPAK." Additional information is available on the Company's website (www.cpac-fuller.com).

                                      ###


<PAGE 37>